SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 7, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:


Tel. No:


Announcement Given To Third Parties:


Amendment:


Headline:


Announcement Body Information:
FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
Gary Greenfield                    Ken Sexton
Chief Executive Officer            Chief Financial Officer
+1 (301) 838 5223                  +1 (301) 838 5210
Gary.Greenfield@merant.com         Ken.Sexton@merant.com

Larry De'Ath                       Financial Dynamics
VP, Investor Relations             Giles Sanderson/Jon Earl
+1 (301) 838 5228                  United Kingdom
Larry.Death@merant.com             +44 (0) 20 7831 3113
                                   Merant@fd.com

              MERANT Announces Preliminary First Quarter Results

www.merant.com - August 7, 2000 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), today released preliminary revenue and earnings estimates for its first fiscal quarter ended July 31, 2000. MERANT plans to announce final financial results for the first fiscal quarter on August 22, 2000.

For the first quarter ended July 31, 2000, revenues are preliminarily estimated to be in the range of GBP 48 million to GBP 49 million under U.K. GAAP. Pre-tax losses before goodwill amortization are estimated to be in the range of GBP 5.5 million to GBP 6.5 million for the first fiscal quarter. The above pre-tax loss range is estimated before a goodwill charge of approximately GBP 10.7 million.

Under U.S. GAAP, revenues for the first fiscal quarter are preliminarily estimated to be in the range of $72 million to $73 million. Pre-tax losses for the quarter ended July 31, 2000 are estimated to be in the range of $8.5
million to $9.5 million excluding goodwill amortization.   The above pre-tax
loss range is estimated before a goodwill charge of approximately $3.3 million.

"We are disappointed with our revenue in the first fiscal quarter," said Gary Greenfield, MERANT's president and chief executive officer. "Cobol license fees worldwide have declined significantly below expectations and our forecast. We believe that this softness indicates a faster-than-expected shift in customer demand away from mainframe and Cobol products. In addition, MERANT's European revenues across the board were weak and well below forecast, and we intend to work aggressively to improve these performance issues. Egility e-business revenue continues to grow, but didn't accelerate as much as originally anticipated. Operating costs in the first quarter of this fiscal year have declined by more than $10 million as planned, compared with the fourth quarter ended April 30, 2000. We intend to continue to thoroughly evaluate the cause for this revenue shortfall while accelerating our e-business transition, and take action to improve execution and return to profitability."

MERANT has scheduled a conference call today at 11:00 am EDT (4:00 pm BST) for investors and analysts to review preliminary first quarter estimates. The conference call telephone number for calls originating in the U.S. is 800-446- 1671. For those calls originating outside the U.S., the number is 847-413- 3362.

About MERANT
MERANT is a leading e-business software solutions company that e-enables its customers. The MERANT Egility framework provides an e-business application infrastructure for sustained e-business agility. MERANT Enterprise Solutions leverage the Egility framework to deliver complete application solutions to accelerate e-business initiatives. Founded in 1976, MERANT is a global organization with over $360 million in annual revenues, nearly 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology and solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. For additional information, visit http://www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, revenue and earnings, prospects and growth, including the growth of MERANT's e-business solutions business and related revenues. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999, October 31, 1999, and January 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions, including MERANT's Form 20-F for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Financial Statement Information
The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the period ended April 30, 1999, which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the period ended April 30, 1999 were unqualified.

U.S. Securities Filings
As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. MERANT voluntarily files quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

Trademark Notice
MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.




                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 7, 2000                By: /s/ Kenneth A. Sexton
                                       --------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer